Exhibit (a)(1)(I)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated January 23, 2014, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot do so, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

NuPathe Inc.

at

$3.65 Net Per Share in Cash and up to

$3.15 Per Share in Contingent Cash Consideration Payments

by

Train Merger Sub, Inc.

an indirect, wholly-owned subsidiary of

Teva Pharmaceutical Industries Ltd.

Train Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Teva Pharmaceutical Industries Ltd., an Israeli corporation (“Teva”), is offering to purchase all outstanding shares of common stock, $0.001 par value per share (“Shares”), of NuPathe Inc., a Delaware corporation (“NuPathe”), at a price of $3.65 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 17, 2014 (together with any amendments or supplements thereto, the “Merger Agreement”), among Teva, Purchaser and NuPathe, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into NuPathe, and NuPathe will be the surviving corporation unless Teva elects in its discretion to reconstitute the transaction as a merger of NuPath with and into Purchaser, with Purchaser continuing as the surviving corporation (collectively, the “Merger”). Stockholders who have not tendered their Shares in the Offer or validly exercised their appraisal rights under Section 262 of the Delaware General Corporate Law (the “DGCL”) will receive the Offer Price in the Merger. The Merger Agreement is more fully described in the Offer to Purchase.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 20, 2014, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not subject to any financing condition. The Offer is subject to the following conditions, among others:

•	there having been validly tendered and not validly withdrawn prior to the Expiration Date that number of Shares which, when added to the Shares already owned by Teva and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a “fully diluted basis.” We refer to this condition as the “Minimum Tender Condition”. As used herein with respect to our ownership of Shares, “fully diluted basis” means after taking into account all outstanding Shares and assuming the exercise, conversion or exchange of all options, warrants, convertible or exchangeable securities and similar rights and the issuance of all Shares that NuPathe is obligated to issue upon any such excercise, conversion or exchange provided that, for purposes of determining the satisfaction of the Minimum Tender Condition, Teva and NuPathe acting jointly will be permitted to disregard the dilutive effect of any of NuPathe’s outstanding warrants;

•	any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder), and any other applicable foreign antitrust, competition or similar law having expired or been terminated;

•	no applicable law and no permanent injunction or other judgment, order or decree having been entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction in the United States or any material foreign jurisdiction and remaining in effect which has the effect of prohibiting the consummation of the closing of the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

•	there not existing any temporary restraining order, preliminary injunction, pending or threatened suit, action or proceeding by any governmental entity which challenges or seeks to enjoin the closing of the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

•	there not having been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or is reasonably expected to result in any material adverse change to the business, financial condition, properties, assets, liabilities or results of operations of NuPathe; and

•	the Company and Parent not having reached an agreement that the Offer or the Merger Agreement be terminated, and the Merger Agreement not having been terminated in accordance with its terms.

The Offer is also subject to certain other terms and conditions. See Section 13—“Conditions of the Offer” of the Offer to Purchase.

The NuPathe board of directors has, subject to the terms and conditions set forth in the Merger Agreement, unanimously (i) determined that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of, the holders of Shares, (ii) approved and adopted the Merger Agreement and (iii) resolved to recommend that the holders of Shares accept the Offer.

The purpose of the Offer is for Teva and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, NuPathe. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser intends to effect the Merger without seeking the approval of NuPathe’s remaining stockholders in accordance with Section 251(h) of the DGCL. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, a stockholder of NuPathe who has not tendered his or her Shares in the Offer will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, that stockholder’s Shares.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Purchaser expressly reserves the right to waive any conditions to the Offer (provided that the Minimum Tender Condition described above may be waived only with the prior written consent of NuPathe), or modify the terms of the Offer. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, Purchaser reserves the right, and under certain circumstances Purchaser may be required, to extend the Offer, as described in Section 1 of the Offer to Purchase. Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Purchaser may elect to provide a subsequent offering period of between three and 20 business days upon expiration of the Offer.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the Expiration Date if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the initial cash portion of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an agent’s message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding, subject to the rights of tendering stockholders to challenge Purchaser’s determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Teva, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

NuPathe has provided Purchaser with NuPathe’s stockholder list and securities position listings for the purpose of communicating to the holders of Shares information regarding the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on NuPathe’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. It is recommended that stockholders consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. stockholders, see Section 5 of the Offer to Purchase.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 290-6427

Email: NuPathe@dfking.com

January 23, 2014

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